UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol Names New Executive Vice President and

Corporate Internal Audit Director

Ecopetrol's Board of Directors (BVC: ECOPETROL; NYSE: EC; TSX: ECP), during its ordinary meeting on November 20, 2015, elected the engineer Felipe Bayon Pardo as the new Executive Vice President of Ecopetrol.

Mr. Bayon graduated with a degree in mechanical engineering from the University of Los Andes in 1989 and has more than 24 years of experience in the oil and gas industry.

During the past 20 years, he has worked with British Petroleum (BP), most recently as the company's Senior Vice President of BP America and director of the Deep Water Response Group.

From 2005 to 2010, Mr. Bayon was BP's Regional President for the Southern Cone in South America, overseeing Pan American Energy, a joint venture 60% owned by BP, with operations in Argentina, Bolivia, Uruguay, Peru, Chile and southern Brazil. Until 2005, he worked at BP's head office as director of the BP Exploration and Production Executive Office.

His career with BP started in 1995 as a project engineer in Colombia, where he held several positions before being promoted to Vice President of BP Colombia Operations. Prior to BP Colombia, Mr. Bayon worked at Hocol.

At the same Board of Directors meeting, Ms. Claudia Patricia Bastidas was elected as Corporate Internal Audit Director. Ms. Bastidas has a degree on Accounting from Externado University in Colombia, with specialization in Finance from EAFIT-CESA University.

For the past six years, Ms. Bastidas has served as Manager of Internal Audit and Compliance Manager at Carbones del Cerrejón.

Claudia Patricia Bastidas will be joining Ecopetrol on December 1, 2015 and Felipe Bayon on February 15, 2016.

Bogotá D.C., November 24, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: November 24, 2015